Exhibit 99.1

Press Release, 3 May 2018

Interxion Reports First Quarter 2018 Results

Revenue Increased by 17% Year Over Year

AMSTERDAM 3 May 2018 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 31 March 2018.

Financial Highlights*

•	Revenue increased by 17% to €133.8 million (1Q 2017: €113.9 million).

•	Recurring revenue[1] increased by 17% to €127.0 million (1Q 2017: €108.3 million).

•	Net income increased by 14% to €11.7 million (1Q 2017: €10.3 million).

•	Adjusted net income[2] increased by 17% to €11.9 million (1Q 2017: €10.2 million).

•	Earnings per diluted share increased by 13% to €0.16 (1Q 2017: €0.14).

•	Adjusted earnings[2] per diluted share increased by 16% to €0.17 (1Q 2017: €0.14).

•	Adjusted EBITDA[2] increased by 19% to €60.9 million (1Q 2017: €51.3 million).

•	Adjusted EBITDA margin increased to 45.5% (1Q 2017: 45.1%).

•	Capital expenditures, including intangible assets[3], were €96.2 million (1Q 2017: €54.8 million).

*	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on form 20F, filed with the SEC on 30 April 2018, and note 11 of our condensed consolidated interim financial Statements included on the Form 6-K, filed with the SEC on 3 May 2018.

Press Release, 3 May 2018

Operating Highlights4

•	Equipped space increased by 4,000 square metres in the quarter to 128,900 square metres.

•	Revenue generating space increased by 2,900 square metres in the quarter to 104,100 square metres.

•	Utilisation rate at the end of the quarter was 81%.

•	During the first quarter, Interxion completed the following capacity additions:

•	2,400 sqm expansion in Frankfurt;

•	1,100 sqm data centre in Brussels;

•	400 sqm expansion in Vienna.

“Interxion’s first quarter results continue our strong and consistent track record with 17% year-over-year revenue growth and 19% year-over-year adjusted EBITDA growth. These results are the outcome of ongoing successful execution of our strategy that remains focused on creating communities of interest encompassing connectivity providers, platform providers, and enterprise customers,” said David Ruberg, Interxion’s Chief Executive Officer. “With Cloud infrastructure and Hybrid Cloud adoption expanding across Europe, we continue to respond to strong demand across our footprint with approximately 38,000 sqm of incremental space capacity being constructed in 11 different markets. This represents a 30% expansion in our existing space capacity, scheduled to open over the next two years.”

Quarterly Review

Revenue in the first quarter of 2018 was €133.8 million, a 17% increase over the first quarter of 2017 and a 3% increase over the fourth quarter of 2017. Recurring revenue was €127.0 million, a 17% increase over the first quarter of 2017 and a 3% increase over the fourth quarter of 2017. Recurring revenue in the first quarter represented 95% of total revenue. On an organic constant currency5 basis, revenue in the first quarter of 2018 was 17% higher than in the first quarter of 2017.

Press Release, 3 May 2018

Cost of sales in the first quarter of 2018 was €52.7 million, a 20% increase over the first quarter of 2017 and an 8% increase over the fourth quarter of 2017.

Gross profit was €81.1 million in the first quarter of 2018, a 16% increase over the first quarter of 2017 and flat over the fourth quarter of 2017. Gross profit margin was 60.6% in the first quarter of 2018, compared with 61.3% in the first quarter of 2017 and 62.4% in the fourth quarter of 2017.

Sales and marketing costs in the first quarter of 2018 were €8.7 million, a 10% increase over the first quarter of 2017 and a 3% decrease from the fourth quarter of 2017.

Other general and administrative costs (excluding depreciation and amortisation, share-based payments and M&A transaction costs) were €11.6 million in the first quarter of 2018, a 9% increase over the first quarter of 2017 and an 11% decrease from the fourth quarter of 2017.

Depreciation and amortisation in the first quarter of 2018 was €29.6 million, an increase of 22% from the first quarter of 2017 and a 2% increase from the fourth quarter of 2017.

Operating income in the first quarter of 2018 was €26.9 million, an increase of 13% from the first quarter of 2017 and a 4% increase from the fourth quarter of 2017.

Net finance expense for the first quarter of 2018 was €11.4 million, an 11% increase over the first quarter of 2017 and a 7% decrease over the fourth quarter of 2017.

Income tax expense for the first quarter of 2018 was €3.8 million, a 15% increase compared with the first quarter of 2017 and a 4% increase from the fourth quarter of 2017.

Net income was €11.7 million in the first quarter of 2018, a 14% increase over the first quarter of 2017 and a 20% increase from the fourth quarter of 2017.

Press Release, 3 May 2018

Adjusted net income was €11.9 million in the first quarter of 2018, a 17% increase over the first quarter of 2017 and a 12% increase from the fourth quarter of 2017.

Adjusted EBITDA for the first quarter of 2018 was €60.9 million, a 19% increase over the first quarter of 2017 and a 3% increase over the fourth quarter of 2017. Adjusted EBITDA margin was 45.5% in the first quarter of 2018 compared with 45.1% in the first quarter of 2017 and 45.5% in the fourth quarter of 2017.

Net cash flows from operating activities were €34.6 million in the first quarter of 2018, compared with €41.6 million in the first quarter of 2017 and €45.5 million in the fourth quarter of 2017.

Cash generated from operations was €58.1 million in the first quarter of 2018, compared with €63.0 million in the first quarter of 2017 and €50.3 million in the fourth quarter of 2017.

Capital expenditures, including intangible assets, were €96.2 million in the first quarter of 2018, compared with €54.8 million in the first quarter of 2017 and €69.7 million in the fourth quarter of 2017.

Cash and cash equivalents were €55.3 million at 31 March 2018, compared with €38.5 million at year end 2017. Total borrowings, net of deferred revolving facility financing fees, were €911.1 million at 31 March 2018, compared with €832.6 million at year end 2017. On 16 March 2018, we entered into a €225.0 million unsecured subordinated revolving facility with an initial maturity date of 31 December 2018.

Equipped space at the end of the first quarter of 2018 was 128,900 square metres, compared with 116,500 square metres at the end of the first quarter of 2017 and 124,900 square metres at the end of the fourth quarter of 2017. Revenue generating space at the end of the first quarter of 2018 was 104,100 square metres, compared with 91,000 square metres at the end of the first quarter of 2017 and 101,200 square metres at the end of the fourth quarter of 2017. Utilisation rate, the ratio of revenue-generating space to equipped space, was 81% at the end of the first quarter of 2018, compared with 78% at the end of the first quarter of 2017 and 81% at the end of the fourth quarter of 2017. These capacity metrics include Interxion Science Park.

Press Release, 3 May 2018

Business Outlook

Interxion today is reaffirming guidance for Revenue and Adjusted EBITDA and updating guidance for full year 2018 for Capital expenditures (including intangibles):

Revenue	€553 million – €569 million
Adjusted EBITDA	€250 million – €260 million
Capital expenditures (including intangibles)	€365 million – €390 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. EDT (1:30 p.m. BST, 2:30 p.m. CEST) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 17 May 2018. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 9794844.

Press Release, 3 May 2018

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on an organic constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative

Press Release, 3 May 2018

to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•	Share-based payments – primarily the fair value at grant to employees of equity awards, which are being re-determined for market conditions as of each reporting date, until final grant date. Share-based payments are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our ongoing operating performance.

Press Release, 3 May 2018

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our credit facilities and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to Adjusted EBITDA is provided in the tables attached to this press release. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Press Release, 3 May 2018

We present constant currency information for revenue and Recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue and Recurring revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

Press Release, 3 May 2018

•	Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Press Release, 3 May 2018

The company’s outlook for 2018 included in this press release, includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other significant items that currently cannot be predicted. The exact amount of these items is not currently determinable but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Press Release, 3 May 2018

[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]	Equipped space and Revenue generating space and metrics derived from these measures (both 2018 and 2017) include Interxion Science Park, which was acquired on February 24, 2017.

[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three Months Ended 31 March 2018	Year-on-year	Sequential

Reported total revenue growth	17.5%	3.0%
Add back: impact of foreign currency translation	1.0%	0.0%
Reverse: impact of acquired ISP business	(1.1%)	0.0%

Total revenue growth on an organic constant currency basis	17.4%	3.1%

Percentages may not add due to rounding

[6]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

Press Release, 3 May 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2018	2017(a)
Revenue	133,836	113,950
Cost of sales	(52,697)	(44,096)

Gross Profit	81,139	69,854
Other income	86	27
Sales and marketing costs	(8,708)	(7,925)
General and administrative costs	(45,644)	(38,111)

Operating income	26,873	23,845
Net finance expense	(11,404)	(10,287)

Profit or loss before income taxes	15,469	13,558
Income tax expense	(3,812)	(3,300)

Net income	11,657	10,258

Basic earnings per share (b): (€)	0.16	0.14
Diluted earnings per share (c): (€)	0.16	0.14

Number of shares outstanding at the end of the period (shares in thousands)	71,437	71,015
Weighted average number of shares for Basic EPS (shares in thousands)	71,428	70,777
Weighted average number of shares for Diluted EPS (shares in thousands)	71,903	71,415

	As at
	Mar-31	Mar-31
	2018	2017
Capacity metrics
Equipped space (in square meters)(d)	128,900	116,500
Revenue generating space (in square meters)(d)	104,100	91,000
Utilization rate	81%	78%

(a)	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 11 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 3 May 2018.
(b)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(c)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(d)	Equipped space and Revenue generating space and metrics derived from these measures (both 2018 and comparative figures) include Interxion Science Park, which was acquired on February 24, 2017.

Press Release, 3 May 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2018	2017(a)
Consolidated
Recurring revenue	126,962	108,275
Non-recurring revenue	6,874	5,675

Revenue	133,836	113,950

Net income	11,657	10,258
Net income margin	8.7%	9.0%

Operating income	26,873	23,845
Operating income margin	20.1%	20.9%

Adjusted EBITDA	60,876	51,336

Gross profit margin	60.6%	61.3%

Adjusted EBITDA margin	45.5%	45.1%

Total assets	1,788,289	1,570,719
Total liabilities	1,177,972	1,006,026
Capital expenditure, including intangible assets(b)	(96,195)	(54,757)

France, Germany, the Netherlands, and the UK
Recurring revenue	83,455	69,997
Non-recurring revenue	4,456	3,382

Revenue	87,911	73,379
Operating income	27,634	23,987
Operating income margin	31.4%	32.7%

Adjusted EBITDA	47,978	40,168

Gross profit margin	61.1%	61.9%
Adjusted EBITDA margin	54.6%	54.7%

Total assets	1,271,899	1,097,804
Total liabilities	259,139	227,539
Capital expenditure, including intangible assets(b)	(70,574)	(35,064)

Rest of Europe
Recurring revenue	43,507	38,278
Non-recurring revenue	2,418	2,293

Revenue	45,925	40,571

Operating income	19,602	16,710
Operating income margin	42.7%	41.2%

Adjusted EBITDA	27,571	23,654

Gross profit margin	67.6%	66.8%
Adjusted EBITDA margin	60.0%	58.3%

Total assets	425,392	372,522
Total liabilities	87,294	79,121
Capital expenditure, including intangible assets(b)	(22,667)	(16,216)

Corporate and other
Operating income	(20,363)	(16,852)

Adjusted EBITDA	(14,673)	(12,486)

Total assets	90,998	100,393
Total liabilities	831,539	699,366
Capital expenditure, including intangible assets(b)	(2,954)	(3,477)

(a)	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 11 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 3 May 2018.
(b)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 3 May 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2018	2017(a)
Reconciliation to Adjusted EBITDA

Consolidated

Net income	11,657	10,258
Income tax expense	3,812	3,300

Profit before taxation	15,469	13,558
Net finance expense	11,404	10,287

Operating income	26,873	23,845
Depreciation and amortisation	29,559	24,183
Share-based payments	3,322	2,562
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(c)	1,208	773
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(d)	(86)	(27)

Adjusted EBITDA(b)	60,876	51,336

France, Germany, the Netherlands, and the UK

Operating income	27,634	23,987
Depreciation and amortisation	20,086	15,898
Share-based payments	344	310
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(d)	(86)	(27)

Adjusted EBITDA(b)	47,978	40,168

Rest of Europe
Operating income	19,602	16,710
Depreciation and amortisation	7,746	6,958
Share-based payments	223	(14)

Adjusted EBITDA(b)	27,571	23,654

Corporate and Other
Operating income	(20,363)	(16,852)
Depreciation and amortisation	1,727	1,327
Share-based payments	2,755	2,266
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(c)	1,208	773

Adjusted EBITDA(b)	(14,673)	(12,486)

(a)	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 11 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 3 May 2018.
(b)	“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.
(c)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(d)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

Press Release, 3 May 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2018	2017
Non-current assets
Property, plant and equipment	1,401,699	1,342,471
Intangible assets	61,307	60,593
Goodwill	38,900	38,900
Deferred tax assets	25,746	24,470
Other investments	4,088	3,693
Other non-current assets	14,443	13,674

	1,546,183	1,483,801
Current assets
Trade receivables and other current assets	186,770	179,786
Cash and cash equivalents	55,336	38,484

	242,106	218,270

Total assets	1,788,289	1,702,071

Shareholders’ equity
Share capital	7,143	7,141
Share premium	542,732	539,448
Foreign currency translation reserve	1,595	2,948
Hedging reserve, net of tax	(170)	(169)
Accumulated profit	59,017	47,360

	610,317	596,728
Non-current liabilities
Other non-current liabilities	18,047	15,080
Deferred tax liabilities	21,621	21,336
Borrowings	723,055	724,052

	762,723	760,468
Current liabilities
Trade payables and other current liabilities	218,945	229,878
Income tax liabilities	7,658	6,237
Borrowings	188,646	108,760

	415,249	344,875

Total liabilities	1,177,972	1,105,343

Total liabilities and shareholders’ equity	1,788,289	1,702,071

Press Release, 3 May 2018

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2018	2017
Borrowings net of cash and cash equivalents

Cash and cash equivalents	55,336	38,484

6.00% Senior Secured Notes due 2020(a)	627,832	628,141
Mortgages	53,121	53,640
Financial leases	50,968	51,127
Borrowings under our Revolving Facilities	179,780	99,904

Borrowings excluding Revolving Facility deferred financing costs	911,701	832,812

Revolving Facility deferred financing costs(b)	(563)	(204)

Total borrowings	911,138	832,608

Borrowings net of cash and cash equivalents	855,802	794,124

(a)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on additional issuances and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(b)	Deferred financing costs of €0.6 million as of 31 March 2018 were incurred in connection with the €225 million Subordinated Revolving Facility.

Press Release, 3 May 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2018	2017(a)
Net income	11,657	10,258
Depreciation and amortisation	29,559	24,183
Share-based payments	3,215	1,595
Net finance expense	11,404	10,287
Income tax expense	3,812	3,300

	59,647	49,623
Movements in trade receivables and other assets	(6,194)	2,804
Movements in trade payables and other liabilities	4,628	10,529

Cash generated from / (used in) operations	58,081	62,956
Interest and fees paid(b)	(20,232)	(18,450)
Interest received	—	(61)
Income tax paid	(3,273)	(2,831)

Net cash flows from / (used in) operating activities	34,576	41,614
Cash flows from / (used in) investing activities
Purchase of property plant and equipment	(94,218)	(52,923)
Financial investments - deposits	166	(218)
Acquisition Interxion Science Park B.V.	—	(77,517)
Purchase of intangible assets	(1,977)	(1,834)
Loans provided	(417)	—

Net cash flows from / (used in) investing activities	(96,446)	(132,492)
Cash flows from / (used in) financing activities
Proceeds from exercised options	71	3,547
Repayment of mortgages	(548)	(548)
Proceeds from revolving credit facilities	79,438	74,775
Repayment Revolving facilities	—	(30,000)

Net cash flows from / (used in) financing activities	78,961	47,774
Effect of exchange rate changes on cash	(239)	(248)

Net increase / (decrease) in cash and cash equivalents	16,852	(43,352)
Cash and cash equivalents, beginning of period	38,484	115,893

Cash and cash equivalents, end of period	55,336	72,541

(a)	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 11 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 3 May 2018.
(b)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 3 May 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2018	2017(a)
Net income - as reported	11,657	10,258

Add back
+ M&A transaction costs	1,208	773

	1,208	773
Reverse
- Interest capitalised	(884)	(912)

	(884)	(912)
Tax effect of above add backs & reversals	(81)	35

Adjusted net income	11,900	10,154

Reported basic EPS: (€)	0.16	0.14
Reported diluted EPS: (€)	0.16	0.14

Adjusted basic EPS: (€)	0.17	0.14
Adjusted diluted EPS: (€)	0.17	0.14

(a)	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 11 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 3 May 2018.

Press Release, 3 May 2018

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 3 May 2018

with Target Open Dates after 31 December 2017

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Schedule
Amsterdam	AMS8: Phases 3 - 6	63	5,300	4Q 2018 - 1Q 2019 (c)
Amsterdam	AMS9: Phase 2	8	500	4Q 2018
Amsterdam	AMS10: Phases 1 - 2	128	6,800	3Q 2019 - 1Q 2020 (d)
Brussels	BRU2: New data centre	3	1,100	1Q 2018
Copenhagen	CPH2: Phases 3 - 5	18	1,500	2Q 2018 - 1Q 2019 (e)
Dublin	DUB3: Phases 3 - 4	17	1,200	3Q 2018
Frankfurt	FRA11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 1Q 2018 (f)
Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,900	4Q 2018 - 1Q 2019 (g)
Frankfurt	FRA14: Phases 1-2 New Build	76	4,600	3Q 2019 - 4Q 2019 (h)
London	LON3: New Build	35	1,800	3Q 2018 - 4Q 2018 (i)
Madrid	MAD3: New Build	44	2,500	2Q 2019 (j)
Marseille	MRS2: Phase 2 - 3	47	2,600	2Q 2018 - 2Q 2019 (k)
Paris	PAR7.2: Phase B (cont.) - C	47	2,500	2Q 2018 - 1Q 2019 (l)
Stockholm	STO5: Phases 2 - 3	19	1,200	1Q 2018 - 1Q 2019 (m)
Vienna	VIE2: Phase 7 - 9	94	3,600	4Q 2017 - 3Q 2019 (n)
Zurich	ZUR1: Phase 4 (cont.)	1	200	1Q 2018 -2Q 2018 (o)
Total		€785	45,100

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted. Totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	AMS8: Phases 3 and 4 (1,300 sqm each) are scheduled to open in 4Q 2018; phases 5 and 6 (1,300 sqm each) are scheduled to open in 1Q 2019.
(d)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 3Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020.
(e)	CPH2: Phase 3 (600 sqm total) is scheduled to open in 3Q 2018; phase 4 (400 sqm) is scheduled to open in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 1Q 2019.
(f)	FRA11: Phases 1 and 2 (1,200 square metres each) became operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) became operational in 1Q 2018.
(g)	FRA13: Phase 1 (2,300 square metres) is scheduled to become operational in 4Q 2018; phase 2 (2,600 square metres) is scheduled to become operational in 1Q 2019.
(h)	FRA14: Phase 1 (2,400 sqm) is scheduled to open in 3Q 2019; phase 2 (2,200 sqm) is scheduled to open in Q4 2019.
(i)	LON3: 900 square metres is scheduled to become operational in 3Q 2018; another 900 square metres is scheduled to become operational in 4Q 2018.
(j)	MAD3: Capex total for MAD3 include land purchase price.
(k)	MRS2: 700 square metres is scheduled to become operational in 2Q 2018; 1,900 square metres is scheduled to become operational in 2Q 2019.
(l)	PAR7.2: Phase B (cont.) (500 sqm) is scheduled to become operational in 2Q 2018; Phase C (2,000 sqm) is scheduled to become operational in 1Q 2019.
(m)	STO5: 100 sqm became operational in 1Q 2018; 300 sqm is scheduled to become operational in 3Q 2018; 800 sqm is scheduled to become operational in 1Q 2019.
(n)	VIE2: 300 square metres became operational in 4Q 2017; 400 square metres became operational in 1Q 2018; 400 square metres is scheduled to become operational in 2Q 2018; 600 square metres is scheduled to become operational in 3Q 2018; 300 square metres is scheduled to become operational in 4Q 2018, 700 sqm scheduled to open in 2Q 2019, and 1,000 sqm scheduled to open in 3Q 2019.
(o)	ZUR1: 100 square metres became operational in 1Q18; 100 square metres is scheduled to become operational in 2Q18.